MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail:  Mark.Karpe@PacificLife.com

April 17, 2020

VIA EDGAR

Mark Cowan, Esq.

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

RE:                       Pacific Select Fund

File Nos. 033-13954 and 811-05141

Dear Mr. Cowan:

This letter is being provided in response to comments received from the U.S. Securities and Exchange Commission (“SEC” or the “Commission”) staff (“Staff”) on March 11, 2020, concerning post-effective amendment No. 143 to the registration statement of Pacific Select Fund (“Registrant”) on Form N-1A (including the Prospectuses (“Prospectus”), Statement of Additional Information (“SAI”) and Part C), which was filed with the Commission on February 3, 2020 pursuant to Rule 485(a) under the Securities Act of 1933 on behalf of each series of Registrant (a “Fund”). Set forth in the numbered paragraphs below are the Staff’s comments followed by Registrant’s responses.

Prospectus Comments

General Comments (as applicable)

1.                        Comment:  Principal Risks:  Currently, principal risks appear in alphabetical order, separated into two risks categories.  Please reorder the risks to prioritize those that are most likely to adversely affect the Fund’s net asset value, yield and total return.  In addition, please delete the introductory paragraph to the “Principal Risks” section regarding the separation of “key principal risks” and “other principal risks” as it is the position of the Staff that separating risks by key risks and other principal risks is not permitted or required by Form N-1A for the summary.

Response:  Registrant notes that there is no regulatory directive under either Item 4 or Item

Pacific Select Fund – Response Letter

April 17, 2020

9 of Form N-1A stating that principal risks cannot be in alphabetical order or separated into categories, and Registrant believes its current approach is consistent with plain English principles and provides a clear and reliable roadmap of each Fund’s principal investment risks.  The Staff previously provided comments for Registrant’s companion trust (see letter dated July 26, 2019) whereby the Staff requested the most significant risks to a Fund be listed first.  In addition, U.S. SEC Division of Investment Management, Disclosure Review and Accounting Office, Accounting and Disclosure Information ADI 2019-08 – Improving Principal Risks Disclosure, dated September 9, 2019 (“ADI 2019-08”) states that the SEC staff recognizes that ordering risks is a subjective determination and that “the staff believes that funds are best positioned to make these judgments of relative importance, and we would not generally expect to comment on a fund’s ordering of risks by importance.”  However, in light of the current comment, Registrant will amend the introductory paragraphs, remove the “two-tier” principal risk structure and accordingly the risk section will not be in alphabetical order.

2.                        Comment:  Principal Risks – Debt Securities Risk:  Please explain why the cross-referenced risks of Market and Regulatory Risk, Price Volatility Risk and Liquidity Risk were deleted.

Response:  With respect to the cross-referenced Market and Regulatory Risk and Price Volatility Risk, they are now listed under the section regarding information on ancillary risks.  These edits are the result of prior Staff comments to only list Fund-specific principal risks and to designate other risks as “ancillary risks” and move them to a separate section of the prospectus.  In addition, the previous referenced ADI 2019-08 discusses that a fund should tailor its specific risk disclosures. The removal of the cross-referenced Liquidity Risk from the Debt Securities Risk was the result of an analysis by Registrant’s Liquidity Risk Management Program.

3.                        Comment:  Principal Risks – Floating Rate Loan Risk:  The Staff requests that this risk include an expanded discussion of covenant lite loan risk for any Fund that invests in such instruments.

Response:  Registrant believes that its risk disclosure regarding covenant lite loans is adequate.

4.                        Comment:  Principal Risks- Floating Rate Loan Risk:  Please explain why disclosures regarding hierarchy and the potential lack of protections have been deleted. This disclosure is helpful to investors to understand why these concepts are a risk for the Funds.

Response:  The language referenced is contained within the Item 9 disclosure for this risk.  Prior Staff comments requested a “layered disclosure” approach in that the principal investment strategies and accordingly the principal risks in the Item 4 summary section of the prospectus (“Summary Sections”) should be based on the information given in response to Item 9 disclosure and should be a summary of that information.  The Staff referenced IM Guidance Update No. 2014-08 “Guidance Regarding Mutual Fund Enhanced Disclosure”

Pacific Select Fund – Response Letter

April 17, 2020

dated June 2014 (the “Guidance”), which states that the responses in both Items 4 and 9 disclosure should not be substantially the same or identical, as the Summary Section is intended to summarize key information with more detailed information presented elsewhere.  In response to the prior Staff comments, Registrant shortened and tailored the risk descriptions in the Summary Sections and expanded in detail in the Item 9 disclosure.  In addition, ADI 2019-08 discusses that a fund should tailor its specific risk disclosures, as the intent of the summary prospectus to “provide investors a concise summary of key information” and that “Funds should present more detailed information about their principal risks elsewhere in the prospectus.”  Registrant believes that its Floating Rate Loan Risk disclosure is adequate.

5.                        Comment:  Principal Risks – Mortgage-Related and Other Asset-Backed Securities Risk; Derivatives Risk:  Regarding the cross-reference to the Item 9 disclosure for additional information, it is the Staff’s view that it is not appropriate to mention risks and not describe them fully within the Item 4 disclosure. All of the sub-risks mentioned should be briefly discussed here. Investors are only getting the summary prospectuses, so the summary needs to provide a full summary of all risks, without cross-reference to the statutory.

Response:  As noted above, Registrant shortened and tailored the risk descriptions in the Fund Summaries section of the Prospectus (Item 4) by identifying the risk of the specific derivative(s) used by the Fund and then explaining the risk in detail in the Item 9 disclosure.  In addition, ADI 2019-08 discusses that a fund should tailor its specific risk disclosures, as the intent of the summary prospectus to “provide investors a concise summary of key information” and that “Funds should present more detailed information about their principal risks elsewhere in the prospectus.”  Form N-1A notes that cross referencing with a prospectus is allowed and is useful when it assists investors in understanding the information presented – see General Instruction C.2.(a) of Form N-1A.  Registrant believes that its current Mortgage-Related and Other Asset-Backed Securities Risk and Derivatives Risk disclosure is adequate.

6.                        Comment:  Principal Risks – Liquidity Risk:  Please explain why disclosures regarding meeting redemptions have been deleted or restore the language.

Response:  Registrant will revert this edit.

7.                        Comment:  Principal Risks – Sector Risk:  With respect to Registrant’s prior responses that Sector Risk is included for each Fund that has 25% or more of its net assets invested in any one sector as of its most recent fiscal year end, as reflected in the annual shareholder report, in the Staff’s view this is not an appropriate response. If a Fund invests more than 25% in a particular sector, then that Fund is concentrated, and as a result the specific sector needs to be identified and risks applicable to such sector must be included. Please also confirm that for each such Fund, the fundamental policy of that Fund permits concentration.

Pacific Select Fund – Response Letter

April 17, 2020

Response:  The Funds that have a Sector Risk do not have a policy to concentrate in securities of issuers in a particular “industry or group of industries” by investing more than 25% of its assets in any particular industry or group of industries pursuant to Item 4(a) and Instruction 4 of Item 9(b) of Form N-1A. In the Schedule of Investments section of the shareholder report, Registrant breaks out the holdings of each Fund by broad market sectors. Each such sector may encompass many industries. For example, “Financials” is a broad market sector that contains such industries and groups of industries as Banks, Diversified Financial Services, Insurance, Thrifts & Mortgage, Consumer Finance, and Capital Markets.  Sector therefore is much broader than an “industry” as used in a Fund’s concentration policy.

In response to prior Staff comments, Sector Risk is included in the Fund Summaries section of the Prospectus for each Fund that has 25% or more of its net assets invested in any one sector as of its most recent fiscal year end, as reflected in the annual shareholder report.  Other than the Real Estate, Technology and Health Sciences Portfolios (the “Concentrated Funds”), these Funds do not have a principal investment strategy to focus their investments in any particular industry or group of industries for any given period of time. Although a Fund may have more than 25% of its assets invested in a particular sector at a discrete point in time, the exposure could fall below 25% shortly thereafter.  As such, the exposure of these Funds to any particular sector is not intended to be fixed for an extended period of time.  Registrant believes that because any prospectus disclosure added to identify a particular sector and related risk to which a Fund other than the Concentrated Funds has significant exposure as of its most recent fiscal year end, a discrete point in time, could become inapplicable shortly thereafter, the disclosure might be misleading or confusing to investors as it sets an expectation that a principal investment strategy of that Fund is to invest in the identified sector(s) above a 25% threshold. Accordingly, Registrant believes that its current Sector Risk disclosure is appropriate and respectfully declines to make the requested change

8.                        Comment:  Rule 35d-1 – Derivatives:   In response to prior Staff comment indicating that the valuation of derivatives counted towards a Fund’s 80% policy should be market value, Registrant noted that such Funds take into account the economic exposure created by those derivatives when calculating compliance with Rule 35d-1 or “Names Rule” of the Investment Company Act of 1940. The Staff notes that the Rule 35d-1 policy is based on net assets, and not an exposure test, so derivatives must be valued at market values if counted towards the 80% test. Please add disclosure to this effect.

Response:  While the SEC stated in adopting Rule 35d-1 that the Rule “would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to securities included in that basket,” the SEC did not define how economic exposure created by synthetic instruments (such as derivatives) should be measured for these purposes. Accordingly, Registrant has determined that it would be appropriate to use the gross market value or notional value of derivatives for purposes of calculating compliance with the Fund’s 80% test.

Pacific Select Fund – Response Letter

April 17, 2020

In addition, Registrant notes that Form N-1A does not require disclosure of the value that a Fund will use to measure synthetic exposure for purposes of a Fund’s 80% test, and it is not generally industry practice to do so.

Registrant notes that the Commission recently published a release requesting comments on Rule 35d-1, including this specific topic on methodologies for valuing derivates for a fund’s 80% test.  See SEC Release No. IC-33809, File No. S7-04-20, Request for Comments on Fund Names, dated March 2, 2020 (the “Names Test Release”).  In the Names Test Release, the Commission notes that funds generally use market value for valuing derivatives, but that many funds have asserted that a derivative’s notional value would be more appropriate for purposes of complying with the 80% test.  Registrant believes that its current disclosure is adequate and looks forward to future rulemaking for regulatory guidance on this topic.

9.                        Comment:  Principal Risks – Geographic Focus Risk:  The Staff reiterates its prior comment that a Fund that includes a Geographic Focus Risk should be specific as to the geographic region(s) that present this risk.

Response:  The Funds that include Geographic Focus Risk do not have a principal investment strategy to focus their investments in any particular geographic region(s) for any given period of time. Registrant believes that any prospectus disclosure added to identify a particular geographic region(s) and related risk(s) specific to that geographic region(s) as of a discrete point in time could become inapplicable shortly thereafter, the disclosure might be misleading or confusing to investors as it sets an expectation that a principal investment strategy of that Fund is to invest in the identified geographic region(s). Registrant observes that the Geographic Focus Risk paragraph states that “[i]f the Fund invests a significant portion of its assets in a single country, limited number of countries, or particular geographic region, then the risk increases that economic, political, social, or other conditions in those countries or that region will have a significant impact on the Fund’s performance,” and that “[a]s a result, the Fund’s performance may be more volatile than the performance of more geographically diversified funds.” In addition, for all international Funds, the top five risk exposures by country and their approximate percentage of the Fund’s net assets as of the most recent fiscal year end is disclosed in the Prospectus within the Form N-1A Item 9 disclosure. Each such Fund’s holdings are also identified by country of risk exposure in the schedule of investments in its annual and semi-annual shareholder reports. Accordingly, Registrant respectfully declines to make the requested change.

If a Fund expects to have more than 25% of its assets tied to one specific country of risk on an on-going and continuous basis, Registrant will consider the inclusion of a country-specific principal risk

10.                Comment:  Principal Risks – Industry Concentration:  As applicable to Registrant’s passively managed funds that seek to track the return of a specific index (“Index Funds”), please disclose whether any of the applicable indices are concentrated in any industry or group of industries and if so, specify and add appropriate risk disclosure.

Pacific Select Fund – Response Letter

April 17, 2020

Response:  Registrant has reviewed the benchmark indices that each Index Fund seeks to track, and confirms that none of these indices were concentrated in any industry or group of industries as of the fiscal year ended December 31, 2019.

11.                Comment:  Principal Risks – Non-Diversified Risk:  As applicable to the Index Funds, please revise this risk to include the following additional language:  “and representing more than 10 percent of the outstanding voting securities of such issuer(s).”

Response:  Registrant will update the disclosure accordingly.

12.                Comment:  Principal Risks – China Risk:  As applicable to Emerging Markets Portfolio and PD Emerging Markets Portfolio, the Staff requests that you quantify the extent of the investments by these Funds in China, adding a China A shares risk, and consider adding a reference in the risk to public health risks.

Response:  With respect to the amount of investing by the two emerging market funds in China, the top five risk exposures by country and their approximate percentage of each Fund’s net assets as of the most recent fiscal year end will be disclosed in the prospectuses. In addition, each Fund’s holdings are identified by country of risk exposure in the schedule of investments in its annual and semi-annual shareholder reports.  Registrant notes that disclosure of risks specific to China “A” shares is included in the Item 9 disclosure for this risk.  In light of recent global events and the Staff’s comment, a reference to public health risks will be added.

13.          Comment:  Additional Information About Principal Investment Strategies and Principal Risks:  The Staff requests that you delete the sentence that has been added to the Item 9 disclosure for each Fund stating that the principal risks listed in the bullet points are described in the Additional Information About Principal Risks sub-section of the prospectus.

Response:  For reader convenience and plain English purposes, Registrant lists in bullet points each applicable principal risk for each Fund in the Item 9 disclosure, and immediately thereafter provides a full narrative discussion of each risk under the cross-referenced section.  The added language merely provides helpful guidance to the reader of where this full narrative of each bulleted risk is located.  In addition, this specific language and its specific placement were requested by the Staff in a prior comment letter.  Accordingly, Registrant respectfully declines to make the requested change.

14.    Comment:  Additional Information About Principal Risks:  The Staff requests that you revise the name of this section and its description to state that it provides “more complete information” about the principal investment strategies and principal risks.  It is the view of the Staff that this section can’t be “additional information” about the principal risks as Item 9 disclosure is required to be the detailed information from which the summary is created, and should be a complete description of all principal risks.  Registrant cannot cross-reference to risk disclosure in Item 4 to avoid disclosing here.

Pacific Select Fund – Response Letter

April 17, 2020

Response:  As noted above, ADI 2019-08 states that the intent of the summary prospectus in Item 4 is to “provide investors a concise summary of key information” and that “Funds should present more detailed information about their principal risks elsewhere in the prospectus.” Registrant believes that “additional information” is synonymous with “more detailed information.” Accordingly, Registrant respectfully declines to make the requested change.

Floating Rate Income Portfolio

15.          Comment:  Principal Risks:  The Staff requests that you consider whether the expected discontinuation of London Inter-Bank Offered Rate (“LIBOR”) as a reference rate is a principal risk for the Floating Rate Income Portfolio. If you believe it is not, explain to us why. Please tailor any such principal risk to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including how the transition to any successor benchmark could impact the liquidity and value of investments that reference LIBOR. See SEC Staff Statement on LIBOR Transition dated July 12, 2019 (the “Staff Statement”).  This comment applies to all Funds that invest in instruments that pay interest based on LIBOR or reference LIBOR.

Response:  Registrant currently does not expect the pending LIBOR transition to have a material impact on the Floating Rate Income Portfolio (or other similar Funds that invest in instruments that are associated with LIBOR), and thus, does not rise to the level of being a principal risk of the Fund.  Registrant will continue to monitor the future developments of the LIBOR transition and the specific risk disclosure in order to determine whether the risk disclosure needs to be expanded or modified, or whether such future developments of the LIBOR transition have a material impact on any Fund in a way that it becomes a principal risk to that Fund.

International Small-Cap Portfolio

16.          Comment:  Principal Investment Strategies:  The Staff requests that you consider changing “principally” to “primarily” for consistency with other Funds.

Response:  Registrant will update the disclosure accordingly.

Dividend Growth Portfolio

17.          Comment:  Rule 35d-1:  The Staff believes that the term “Dividend” in this Fund’s name suggests a type of investment and requires an 80% policy with respect to investments in dividend paying securities.

Response:  The term “dividend growth” refers to the Fund’s investment objective of seeking “dividend income and long-term capital appreciation.” and not to a type of investment subject to the Names Rule. As noted in the Names Test Release, the “Names Rule does not apply to fund names that describe a fund’s investment objective, strategy, or policy.”  Accordingly, the Fund is not required to adopt an 80% policy to comply with Rule 35d-1.

Pacific Select Fund – Response Letter

April 17, 2020

International Equity Income, International Large-Cap, International Small-Cap and International Value Portfolios

18.          Comment:  Item 9 Disclosure:  Presuming that the United Kingdom remains in the list of top five countries of risk as of 12/31/2019, it is the Staff’s view that a “Brexit Risk” will be needed for these Funds.

Response:  As previously noted to the response regarding Geographic Focus Risk, Registrant would consider adding country-specific principal risk if a Fund’s risk exposure to a specific country as a percentage of a Fund’s net assets were to be above 25% on an on-going and continuous basis.  In the instant case, the exposure by each cited Fund to the United Kingdom was less than 15% as of the fiscal year ended December 31, 2019 as noted in the annual shareholder report and as to be reflected in the Item 9 disclosure.  In addition, the annual shareholder report and the SAI currently contain disclosure regarding risk factors associated with the United Kingdom’s vote to leave the European Union (“Brexit”), which will be updated to reflect the start of the Brexit transition period.

Health Sciences Portfolio

19.          Comment:  Item 9 Disclosure:  The Staff requests that you change the disclosure regarding industries and groups of industries from “which may include, but are not limited to,” to “which includes” as Registrant needs to be specific as to its concentration policy for heath science related industries.

Response:  Registrant will update the disclosure accordingly

Real Estate Portfolio

20.          Comment:  Item 9 Disclosure:  It is the Staff’s view that the disclosure regarding companies whose products and services relate to the real estate industry is very broad to the point that virtually every company could provide products or services that relate to real estate industry.  The Staff requests that you either delete or tailor disclosure more narrowly.

Response:  Registrant has modified the language to remove the reference to realty service companies as well as narrowed the definition by replacing “related to” with “primarily derived from.”

PD Large-Cap Growth Index and PD Large-Cap Value Index Portfolios

21.                Comment:  Principal Investment Strategies:  The Staff requests that you delete the word “Generally” in the disclosure for these Funds.

Response:  The disclosure has been updated accordingly.

PD Emerging Markets Portfolio (and similar Funds as applicable)

22.                Comment:  Principal Investment Strategies:  It is the Staff’s view that there is inconsistent language regarding whether the sub-adviser relying upon an index or making its own determination as to what is an “Approved Market” for the PD Emerging Markets Portfolio.  With respect to the sub-adviser of this Fund determining its list of Approved Market which

Pacific Select Fund – Response Letter

April 17, 2020

“can be” countries represented in a “widely-recognized index,” please change “can be” to “are” and be specific as to the index and how the sub-adviser determines what is an Approved Market. Further, as to the sub-adviser having the ability to change its list of Approved Markets from time to time, please delete that language as it seems that the Approved Markets list can change only if the index that the Fund is relying on for its determination changes.

Response:  The PD Emerging Markets Portfolio is an actively managed portfolio and not a passively managed index fund, and thus the sub-adviser is not required to rely upon the Fund’s benchmark index for determining Approved Market countries for investment purposes.  Instead, the sub-adviser makes its own independent determination of its list of Approved Markets, with the countries within the benchmark index being just one factor that the sub-adviser considers.

Further on this point, not all of the countries in the Fund’s benchmark index are on the sub-adviser’s Approved Market list. For example, both Argentina and Pakistan are part of the MSCI Emerging Markets Index (the benchmark index for the portfolio) but neither Argentina nor Pakistan are on the list of the sub-adviser’s Approved Markets for investment purposes. Therefore, at sub-adviser’s discretion, either or both of these countries could be added to the sub-adviser’s Approved Markets list and/or the sub-adviser could remove countries from its Approved Markets list.

In light of the Staff’s comment, the disclosure will be further clarified regarding the process utilized by the sub-adviser in consulting various sources for determining eligible emerging market countries when the sub-adviser makes its selection of Approved Markets countries.

23.          Comment:  Principal Investment Strategies:  The disclosure regarding the example provided when the sub-adviser may invest in countries outside of the Approved Markets is confusing.  Please provide an example of the situation covered by the example or delete.

Response:  Registrant will update the disclosure accordingly to delete the noted language.

24.          Comment:  Principal Investment Strategies:  The Staff previously commented that the test for this Fund for determining an Approved Market is complex and questioned why this Fund needs two tests. Respondent replied that the disclosure for the Fund provides for two separate and distinct tests:  one by Registrant for disclosure purposes regarding the Fund’s risk exposure to countries, and the other by the sub-adviser when making investment decisions.  Please state what is utilized in determining the risk exposure of the Fund, and the respective roles of the third party and sub-adviser in this determination.

The disclosure also states that, given the difference in criteria that may be used by the third-party source and the sub-adviser to determine country of risk exposures, the Fund’s top five risk exposures by country as listed could be different if provided by the sub-adviser.  It is the viewpoint of the Staff that the top five exposure should be based on the Fund’s actual exposure – please clarify the respective role of the third-party source and the sub-adviser in

Pacific Select Fund – Response Letter

April 17, 2020

making this exposure determination.

Response:  The disclosure for this Fund provides for two separate and distinct tests for determining the country of risk for an issuer, with each entity using their own methodology for different purposes. The test by Registrant provides disclosure to investors of the top five countries by risk exposure of the Fund for existing Fund holdings (as also reflected in the shareholder report) as provided by the third-party financial data vendor. Those factors used by the third-party vendor in making country of risk determinations are required to be applied uniformly to all international Funds of Registrant as of fiscal year end. By comparison, the other test provided is used by the sub-adviser when determining whether an issuer is associated with the sub-adviser’s list of Approved Market countries for making investment decisions specifically for this Fund.  As noted above, the disclosure will be clarified regarding the process of how the sub-adviser makes its determination of the sub-adviser’s list of Approved Markets countries to clarify that it is not completely dependent on all of the countries contained within the Fund’s benchmark index.

As the Fund’s top five risk exposures by country is provided by the third-party vendor only, the language regarding how that data may be different if provided by the sub-adviser is not applicable and will be removed.

25.             Comment:  Principal Investment Strategies and Principal Risks:  With respect to the disclosure noting that the Fund may invest a relatively high percentage of its assets in securities of issuers in a single country, a small number of countries, or a particular geographic region – please specify which countries.

Response:  The Registrant has analyzed the existing disclosure in light of the comment and believes additional country-specific disclosure is unnecessary.  Specifically, Principal Risk disclosures for this Fund include Geographic Focus Risk, which notes that “[i]f the Fund invests a significant portion of its assets in a single country, limited number of countries, or particular geographic region, then the risk increases that economic, political, social, or other conditions in those countries or that region will have a significant impact on the Fund’s performance,” and that “[a]s a result, the Fund’s performance may be more volatile than the performance of more geographically diversified funds.”

Further, the top five risk exposures of the Fund by country and their approximate percentage of the Funds’ net assets as of the most recent fiscal year end is disclosed in the prospectuses pursuant to Item 9 of Form N-1A. This Fund’s holdings are also identified by country of risk exposure in the schedule of investments in the Fund’s annual and semi-annual shareholder reports.

26.             Comment:  Principal Investment Strategies:  With respect to the disclosure noting that the Fund generally expects to invest in “a number of different non-U.S. countries,” please delete this as the Fund should invest entirely in non-U.S. countries.

Response:  The disclosure in question modifies the immediately prior sentence of the disclosure by informing the reader that the Fund does not anticipate being focused in a

Pacific Select Fund – Response Letter

April 17, 2020

single or small number of countries or a particular geographic region but expects (under normal market conditions) to be invested in a number of different countries.  In light of the Staff’s comment, the disclosure has been clarified to remove the reference to “non-U.S.”

PD International Large-Cap Portfolio

27.          Comment:  Principal Investment Strategies: With respect to the disclosure that the sub-adviser’s definition of a large-capitalization company “varies widely across countries and is based primarily on market capitalization,” please reconcile this with earlier disclosure that companies have to be considered large-cap in that country as determined by the index or some objective standard, and not just the adviser’s determination.

Response:  As noted in the Names Test Release, as a general matter an investment company may use any reasonable definition of terms such as “large-cap” and should define such terms in its discussion of its investment objectives and strategies in its prospectus.  Thus, the determination for this Fund does not need to be objective.  In addition, the Fund is an actively-managed fund and thus is not bound to a rules-based process for its criteria of determining if holdings are contained within any specific country’s large-cap index. However, in light of the comment by the Staff, clarifying language regarding the reasonable and definable basis of large market capitalization companies will be added to the disclosure, including a reference to the market capitalization range of the Fund’s benchmark index.

28.          Comment:  Additional Information About Fees and Expenses:  The Staff requests that you add to the sentence regarding the expense recoupment that such repayment is considered only “after the amount recouped is taken into effect.”  See AICPA Audit Risk Alert ARA-INV.73.

Response:  Respondent believes that the current language is sufficient and complies with the AICPA Audit Risk Alert.  However, in light of the Staff’s comment, the language will be amended to clarify the Staff’s point.

Statement of Additional Information Comments

29.          Comment:  Fundamental Investment Restrictions – Concentration:  The Staff reiterates its prior comment that it does not consider Fundamental Investment Restriction #8 to be consistent with the Staff’s position regarding the restrictions on concentration not applying to securities of other investment companies which in turn do not have a policy to concentrate in a particular industry. Please add an explanatory note that, notwithstanding this language, a Fund considers the investments of all investment companies that the Fund invests in when determining that Fund’s concentration policy.

Response:  Registrant respectfully reaffirms its prior response that a Fund that operates as a fund-of-funds will consider the investments of all investment companies in which the Fund invests by considering the existence of a concentration policy of each such investment company when determining compliance with the Fund’s own concentration policy. Registrant believes its current approach is reasonable and appropriate. Moreover, the concentration policies are fundamental and require a shareholder vote to change them. In

Pacific Select Fund – Response Letter

April 17, 2020

addition, Registrant notes that none of the fund-of-funds concentrate in any of the industry-concentrated Funds. Registrant respectfully declines to make the requested change.

30.          Comment:  Non-Fundamental Summaries of Current Legal Requirements and Interpretations Related to Certain Fundamental Investment Restrictions:  The Staff reiterates its comment that, as noted that in the paragraph titled “With respect to fundamental investment restriction 8,” to add disclosure to clarify that a Fund that operates as a fund-of-funds will consider the investments of all of its underlying investment companies when determining that Fund’s compliance with its concentration policies.

Response:  Registrant respectfully reaffirms its prior response and respectfully declines to make the requested change.

Part C Comments

31.          Comment:  Please confirm that the exhibits listed under Item 28 will have hyperlinks for all documents incorporated by reference.

Response:  Confirmed.

If you have any questions or further comments, please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:                              Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Audrey L. Cheng, Esq., Pacific Life Insurance Company

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Sullivan & Worcester LLP